SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 13)

ACCELRYS, INC.

(Name of Subject Company)

ACCELRYS, INC.

(Name of Persons Filing Statement)

Common Stock, $0.0001 par value per share

 (Title of Class of Securities)

00430U103
(CUSIP Number of Class of Securities)

Max Carnecchia
Chief Executive Officer
Accelrys, Inc.
5005 Wateridge Vista Drive
San Diego, California 92121-1761
(858) 799-5000

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Carl R. Sanchez

Scott E. Oross
Paul Hastings LLP
4747 Executive Drive, 12th Floor
San Diego, California 92121
(858) 458-3000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 13 (this “Amendment No. 13”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”) previously filed by Accelrys, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on February 13, 2014 relating to the offer by (i) Dassault Systèmes SA (“Dassault Systèmes SA”), a French corporation with limited liability, (ii) Dassault Systemes Americas Corp., a Delaware corporation and wholly owned indirect subsidiary of Dassault Systèmes SA (“Parent”), and (iii) 3DS Acquisition Corp., a Delaware corporation and wholly owned direct subsidiary of Parent (“Purchaser”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.0001 per share (such shares being hereinafter collectively referred to as the “Shares”), at a price per Share of $12.50, net to the seller in cash, without interest, and subject to any required withholding of taxes, on the terms and subject to the conditions set forth in the Offer to Purchase dated February 13, 2014 and the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO filed by Dassault Systèmes SA, Parent and Purchaser with the SEC on February 13, 2014, each of which may be amended or supplemented from time to time.

Capitalized terms used but not otherwise defined in this Amendment No. 13 shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 13.

Item 8.  Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new section entitled “Expiration of the Offer” on page 58 of the Schedule 14D-9 immediately before the section entitled “Cautionary Note Regarding Forward-Looking Statements”:

“Expiration of the Offer.

The Offer and withdrawal rights expired as scheduled at 12:00 midnight, New York City time, at the end of the day on Monday, April 28, 2014.  Computershare Trust Company, N.A., the depositary for the Offer, has advised that, as of the Expiration Date, 44,834,627 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 80.2% of the currently issued and outstanding Shares.  In addition, Notices of Guaranteed Delivery had been delivered for 548,670 Shares, representing approximately 1.0% of the currently issued and outstanding Shares.  The number of Shares tendered (excluding Shares delivered pursuant to Notices of Guaranteed Delivery) satisfies the Minimum Tender Condition.  As the Minimum Tender Condition and each of the other conditions of the Offer have been satisfied, Purchaser has accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

As a result of its acceptance of Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns at least the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the Accelrys stockholders.  Dassault Systèmes SA, Parent and Purchaser intend to complete the acquisition of Accelrys by consummating the Merger as promptly as practicable pursuant to the terms of the Merger Agreement and without a meeting of the Accelrys stockholders in accordance with Section 251(h) of the DGCL. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time will be canceled and converted into the right to receive an amount of cash equal to the Offer Price, subject to any required withholding of taxes, except for (i) Shares owned by Accelrys’ stockholders who have perfected their appraisal rights under Section 262 of the DGCL, which will be canceled and represent their rights under Section 262 of the DGCL, (ii) Shares owned by Accelrys (or held in Accelrys’ treasury), Parent or Purchaser, which will be canceled and will cease to exist, and (iii) Shares owned by any subsidiary of Accelrys or Parent (other than Purchaser), which will be converted into shares of common stock of the Surviving Corporation.

Following the Merger, the Shares will no longer be listed on the NASDAQ Global Select Market.

On April 29, 2014, Dassault Systèmes SA issued a press release announcing the expiration and results of the Offer, a copy of which is filed as Exhibit (a)(5)(K) to this Schedule 14D-9 and is incorporated herein by reference.”

Item 9.  Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(K)*	Press Release issued by Dassault Systèmes SA on April 29, 2014.

*                                                                                                         Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACCELRYS, INC.

By:	/s/ Jason Gray
Jason Gray
Senior Vice President, General Counsel and Corporate Secretary

Date: April 29, 2014